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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 Amendment No. 1
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                               OPTIMAL GROUP, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    68388R208
                                 (CUSIP Number)

                                 March 27, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]   Rule 13d-1(b)
         [ X ]   Rule 13d-1(c)
         [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 68388R208

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Potomac Capital Management, LLC
    13-3984298

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]  (b) [ ]

 3. SEC Use Only

 4. Citizenship or Place of Organization New York

Number of         5. Sole Voting Power
Shares               774,562 shares of common stock
Beneficially
Owned by          6. Shared Voting Power
Each                 0
Reporting
Person With       7. Sole Dispositive Power
                     774,562 shares of common stock

 8. Shared Dispositive Power
    0

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
     774,562 shares of common stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9) 3.0%(1)

12.  Type of Reporting Person (See Instructions) HC; OO (Limited
     Liability Company)

-----------------------------
(1) Based on 25,829,090 shares of common stock of Optimal Group outstanding as of November 10, 2008.

                               CUSIP No. 68388R208

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Potomac Capital Management II, LLC
    26-2667126

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b)  [  ]

 3. SEC Use Only

 4. Citizenship or Place of Organization Delaware

Number of         5. Sole Voting Power
Shares               125,568 shares of common stock
Beneficially
Owned by          6. Shared Voting Power
Each                 0
Reporting
Person With       7. Sole Dispositive Power
                     125,568 shares of common stock

 8. Shared Dispositive Power
    0

 9. Aggregate Amount Beneficially Owned by Each Reporting Person 125,568 shares of common stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9) .50%.(2)

12. Type of Reporting Person (See Instructions) HC; CO

-----------------------------
(2) Based on 25,829,090 shares of common stock of Optimal Group outstanding as of November 10, 2008.

                               CUSIP No. 68388R208

 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Potomac Capital Management, Inc.
    13-3984786

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b)  [   ]

 3. SEC Use Only

 4. Citizenship or Place of Organization Delaware

Number of         5. Sole Voting Power
Shares               288,787 shares of common stock
Beneficially
Owned by          6. Shared Voting Power
Each                 0
Reporting
Person With       7. Sole Dispositive Power
                     288,787 shares of common stock

 8. Shared Dispositive Power
    0

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
     288,787 shares of common stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9) 1.12%.(3)

12.  Type of Reporting Person (See Instructions) HC; CO

-----------------------------
(3) Based on 25,829,090 shares of common stock of Optimal Group outstanding as of November 10, 2008

                               CUSIP No. 68388R208

 1. Names   Reporting Persons. I.R.S. Identification Nos. of above persons
    (entities only)

    Paul J. Solit

 2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     U.S.

Number of         5. Sole Voting Power
Shares               252,100
Beneficially
Owned by          6. Shared Voting Power
Each                 1,188,917 shares of common stock
Reporting
Person With       7. Sole Dispositive Power
                     252,100

8.   Shared Dispositive Power
     1,188,917 shares of common stock

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,441,017 shares of common stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     5.6%.(4)

12.  Type of Reporting Person (See Instructions)
     IN; HC

-----------------------------
(4) Based on 25,829,090 shares of common stock of Optimal Group outstanding as of November 10, 2008.

Item 1.
     (a)  Name of Issuer
          Optimal Group, Inc. ("OPMR")

     (b)  Address of Issuer's Principal Executive Offices 3500 de
          Maisonneuve Blvd. West, Suite 800 Montreal, Quebec, Canada,
          H3Z 3C1

Item 2.

     (a)  Name of Person Filing

          This statement is being filed by
          (i)   Potomac Capital Management, LLC;
          (ii)  Potomac Capital Management II, LLC;
          (iii) Potomac Capital Management, Inc.; and
          (iv)  Paul J. Solit.

     (b)  Address of Principal Business Office or, if none, Residence
          (i), (ii), (iii) and (iv)
          825 Third Avenue, 33rd Floor New
          York, New York 10022

     (c)  Citizenship
          (i)   New York
          (ii)  Delaware
          (iii) Delaware
          (iv)  U.S.

     (d)  Title of Class of Securities
          Common Stock

     (e)  CUSIP Number
          68388R208

Item 3.   Not Applicable

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Potomac Capital Management, LLC
     (a)  Amount beneficially owned:
          774,562
     (b)  Percent of class:
          3.0%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
                774,562
          (ii)  Shared power to vote or to direct the vote
                0
          (iii) Sole power to dispose or to direct the disposition of
                774,562

Potomac Capital Management II, LLC
     (a)  Amount beneficially owned:
          125,568
     (b)  Percent of class:
          .50%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
                125,568
          (ii)  Shared power to vote or to direct the vote
                0
          (iii) Sole power to dispose or to direct the disposition of
                125,568

Potomac Capital Management, Inc.
     (a)  Amount beneficially owned:
          288,787
     (b)  Percent of class:
          1.12%
     (c)  Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote
               288,787
         (ii)  Shared power to vote or to direct the vote 0
         (iii) Sole power to dispose or to direct the disposition of
                288,787

Paul J. Solit

     (a)  Amount beneficially owned:
          1,441,017
     (b)  Percent of class:
          5.6%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
                252,100
          (ii)  Shared power to vote or to direct the vote
                1,188,917
          (iii) Sole power to dispose or to direct the disposition of
                252,100

Item 5.   Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
          See Exhibit A attached hereto.

Item 8.   Identification and Classification of Members of the Group
          Not Applicable.

Item 9.   Notice of Dissolution of Group
          Not Applicable

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 31st day of March, 2009

                                       POTOMAC CAPITAL MANAGEMENT, LLC
                                       By:   /s/ Paul J. Solit
                                             --------------------------------
                                             Paul J. Solit, Managing Member

                                       POTOMAC CAPITAL MANAGEMENT II, LLC
                                       By:   /s/ Paul J. Solit
                                             --------------------------------
                                             Paul J. Solit, President

                                       POTOMAC CAPITAL MANAGEMENT, INC.
                                       By:   /s/ Paul J. Solit
                                             --------------------------------
                                             Paul J. Solit, Managing Member

                                       PAUL J. SOLIT
                                       By:   /s/ Paul J. Solit
                                             --------------------------------
                                             Paul J. Solit

                                  EXHIBIT INDEX

         The following exhibits are filed with this report on Schedule 13G:

Exhibit A: Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B: Joint Filing Agreement dated March 31, 2009 among Potomac Capital
           Management, LLC, Potomac Capital Management II, LLC, Potomac Capital Management, Inc., and Paul J. Solit